Exhibit (d)(6)

WAIVER OF CONDITION PRECEDENT

June 18, 2024

Reference is made the Merger Agreement dated March 1, 2024 (the “Agreement”) among TDCX Inc., Transformative Investments Pte Ltd (the “Parent”), Helium (the “Merger Sub”). Unless otherwise defined herein, all capitalized terms used in this Waiver shall have the same meanings as those defined in the Agreement.

Pursuant to Section 9.11 (Waiver) of the Agreement, the Parent and the Merger Sub hereby waive the condition as set out in Section 7.02(c) (Dissenting Shareholders) of the Agreement, which has not been satisfied on or prior to the Closing Date. For clarity, Section 7.02(c) of the Agreement is reproduced below:

“7.02 Additional Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions on or prior to the Closing Date: …

(c) Dissenting Shareholders. The holders of no more than 4% of the Shares shall have validly served and not validly withdrawn a First Dissent Notice on or before the First Dissent Deadline.”

For the avoidance of doubt, save for the aforementioned above, all other provisions set forth in the Agreement shall remain unchanged and in full force and effect in accordance with the terms thereunder. Section 9.09 (Governing Law; Dispute Resolution) of the Agreement shall apply to this Waiver.

[Signature Pages to Follow]

IN WITNESS WHEREOF, Parent and Merger Sub have caused this waiver to be executed as of the date first written above by their respective officer thereunto duly authorized.

TRANSFORMATIVE INVESTMENTS PTE LTD

/s/ Laurent Bernard Marie Junique
Name: Laurent Bernard Marie Junique
Title: Director

HELIUM

/s/ Laurent Bernard Marie Junique
Name: Laurent Bernard Marie Junique
Title: Director

[Signature Page to Waiver of Condition Precedent]